UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____5____)*

Evolution Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30049A107

(CUSIP Number)

John V. Lovoi

10,000 Memorial Drive, Suite 550

Houston, Texas 77024

(713) 579-2621

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30049A107	13D	Page 2 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John V. Lovoi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 5,351,927
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 5,351,927

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,351,927
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%(1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 3 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Belridge Energy Advisors, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 1,300,879
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 1,300,879

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,300,879
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 4 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Asklepios Energy Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 199,700
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 199,700

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,700
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 5 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Navitas Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 975,041
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 975,041

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,041
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 6 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Luxiver, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 1,342,967
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 1,342,967

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,342,967
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 7 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JVL Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 279,860
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 279,860

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 279,860
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 8 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Panakeia Energy Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 175,000
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 175,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 9 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hephaestus Energy Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 844,261
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 844,261

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 844,261
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 10 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TJS Energy Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 40,600
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 40,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 11 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Urja, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 22,115
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 22,115

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,115
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 12 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Children’s Energy Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 126,356
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 126,356

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,356
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 13 of 15 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LVPU, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 45,148
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 45,148

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%(1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)Based on 32,797,743 shares of common stock issued and outstanding as of September 30, 2014, as disclosed in the Quarterly Report of Evolution Petroleum Corporation on Form 10-Q for the quarterly period ended September 30, 2014, filed with the SEC on November 7, 2014.

CUSIP No. 30049A107	13D	Page 14 of 15 Pages

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") is being filed with respect to the common stock, par value $0.001 per share (the "Evolution Common Stock"), of Evolution Petroleum Corporation, a Nevada corporation ("Evolution"), to amend the Schedule 13D filed on November 3, 2008 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D filed on July 14, 2009 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed on November 18, 2011 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on October 30, 2012 (“Amendment No. 3”), and Amendment No. 4 to the Original Schedule 13D filed on March 11, 2014 (“Amendment No. 4” and collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the "Schedule 13D") and is being filed on behalf of Mr. John V. Lovoi, Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund, LP, Luxiver, LP, JVL Partners, LP, Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, TJS Energy Fund, LP, Urja, LP, Children’s Energy Fund, LP and LVPU, LP (collectively, the "Reporting Persons" and each a "Reporting Person"). This Amendment No. 5 is being filed to add Children’s Energy Fund, LP and LVPU, LP and to update the beneficial ownership of the Reporting Persons hereto.

Except as provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not defined have the meanings ascribed to them in the Schedule 13D.

Item 1.  Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2.  Identity and Background.

The information in Item 2 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a)	This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934 (the "Act"), as amended:

(i)	John V. Lovoi, a citizen of the United States of America;

(ii)	Belridge Energy Advisors, LP, a Delaware limited partnership ("Belridge");

(iii)	Asklepios Energy Fund, LP, a Texas limited partnership ("Asklepios");

(iv)	Navitas Fund, LP, a Texas limited partnership ("Navitas");

(v)	Luxiver, LP, a Delaware limited partnership ("Luxiver");

(vi)	JVL Partners, LP, a Texas limited partnership (“JVL Partners”);

(vii)	Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”);

(vii)	Hephaestus Energy Fund, LP; a Delaware limited partnership (“Hephaestus”);

(ix)	TJS Energy Fund, LP; a Delaware limited partnership (“TJS”);

(x)	Urja, LP; a Delaware limited partnership (“Urja”);

(xi)	Children’s Energy Fund, LP; a Delaware limited partnership (“Children’s Energy”); and

(xii)	LVPU, LP; a Delaware limited partnership (“LVPU”).

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the general partners of certain of the Reporting Persons and the controlling persons of such general partners is set forth on Schedule A, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is as follows:

John V. Lovoi	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Belridge	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Asklepios	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Navitas	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Luxiver	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

JVL Partners	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Panakeia	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Hephaestus	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

TJS	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Urja	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

Children’s Energy	10,000 Memorial Drive, Suite 550
Houston, Texas 77024

LVPU, LP	10,000 Memorial Drive, Suite 550 Houston, Texas 77024

(c)	(i)	Mr. Lovoi is a managing member of each of JVL Advisors, L.L.C., Peninsula – JVL Capital Advisers, LLC and Lobo Baya, LLC, each of which is the controlling entity of various investment funds. His employment is conducted at 10,000 Memorial Drive, Suite 550, Houston, Texas 77024.

(ii)	Belridge's business activities consist primarily of private investment in oil and gas related opportunities.

(iii)	Asklepios' business activities consist primarily of private investment in oil and gas related opportunities.

(iv)	Navitas's business activities consist primarily of private investment in oil and gas related opportunities.

(v)	Luxiver's business activities consist primarily of private investment in oil and gas related opportunities.

(vi)	JVL Partners' business activities consist primarily of private investment in oil and gas related opportunities.

(vii)	Panakeia’s business activities consist primarily of private investment in oil and gas related opportunities.

(viii)	Hephaestus’ business activities consist primarily of private investment in oil and gas related opportunities.

(ix)	TJS’s business activities consist primarily of private investment in oil and gas related opportunities.

(x)	Urja’s business activities consist primarily of private investment in oil and gas related opportunities.

(xi)	Children’s Energy business activities consist primarily of private investment in oil and gas related opportunities.

(xii)	LVPU’s business activities consist primarily of private investment in oil and gas related opportunities.

(d) – (e)	None of the Reporting Persons nor, to the best of any Reporting Person's knowledge, their respective controlling entities and/or persons listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 30049A107	13D	Page 15 of 15 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

No modification is made to Item 3 of the Schedule 13D.

Item 4.  Purpose of Transaction.

The information in Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

Each of Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund, LP, Luxiver, LP, JVL Partners, LP, Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, TJS Energy Fund, LP, Urja, LP, Children’s Energy Fund, LP and LVPU, LP holds its respective shares of Evolution Common Stock for investment purposes.

Each of the aforementioned limited partnerships intends to monitor and evaluate its investment in Evolution in light of pertinent factors, including market conditions, Evolution's performance and prospects, the trading price of the Evolution Common Stock, conditions in Evolution's industry and general economic conditions. Each of these limited partnerships may make additional purchases of Evolution Common Stock in the future through market transactions or otherwise, maintain its current investment or dispose of all or a portion of the Evolution Common Stock that it may hereafter acquire.

Except as set forth above, neither Mr. Lovoi nor any of the aforementioned limited partnerships has present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer:

The information in Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) – (b)	The percent of class provided for each Reporting Person below is made in accordance with Rule 13d-3(d) of the Act and is based on 32,797,743 shares of Evolution Common Stock outstanding, which is the total number of shares of Evolution Common Stock outstanding as of September 30, 2014, as reported in Evolution's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission (“SEC”) on November 7, 2014.

(i)	John V. Lovoi does not directly own any shares of Evolution Common Stock. As described on Schedule A hereto, Mr. Lovoi is a managing member of the ultimate controlling entity of each of Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund, LP, Luxiver, LP, JVL Partners, LP, Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, TJS Energy Fund, LP, Urja, LP, Children’s Energy Fund, LP and LVPU, LP and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to 5,351,927 shares of Evolution Common Stock collectively held by these entities, representing approximately 16.3% of Evolution's issued and outstanding shares of Evolution Common Stock.

(ii)	Belridge Energy Advisors, LP is the sole owner of, and has the sole power to vote and dispose of, 1,300,879 shares of Evolution Common Stock (4.0%).

(iii)	Asklepios Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 199,700 shares of Evolution Common Stock (0.6%).

(iv)	Navitas Fund LP is the sole owner of, and has the sole power to vote and dispose of, 975,041 shares of Evolution Common Stock (3.0%).

(v)	Luxiver, LP is the sole owner of, and has the sole power to vote and dispose of, 1,342,967 shares of Evolution Common Stock (4.1%).

(vi)	JVL Partners, LP is the sole owner of, and has the sole power to vote and dispose of, 279,860 shares of Evolution Common Stock (0.9%).

(vii)	Panakeia Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 175,000 shares of Evolution Common Stock (0.5%).

(viii)	Hephaestus Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 844,261 shares of Evolution Common Stock (2.6%).

(ix)	TJS Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 40,600 shares of Evolution Common Stock (0.1%).

(x)	Urja, LP is the sole owner of, and has the sole power to vote and dispose of, 22,155 shares of Evolution Common Stock (0.1%).

(xi)	Children’s Energy Fund, LP is the sole owner of, and has the sole power to vote and dispose of, 126,356 shares of Evolution Common Stock (0.4%).

(xii)	LVPU, LP is the sole owner of, and has the sole power to vote and dispose of, 45,148 shares of Evolution Common Stock (0.1%).

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

(c)	Acquisitions of shares of Evolution Common Stock were made pursuant to Rule 144 of the Securities Act of 1933, as amended, by Children’s Energy Fund, LP, LVPU, LP, Luxiver, LP, Hephaestus Energy Fund, LP, TJS Energy Fund, LP and Urja, LP in transactions on November 28, 2014 and December 1, 2014 (as reported by Mr. Lovoi on Form 4 filed with the SEC on December 2, 2014).

(d)	Not applicable.

(e)	On March 7, 2014, Belridge Energy Advisors, LP ceased to be a beneficial owner of more than five percent of the shares of Evolution Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No modification is made to Item 6 of the Schedule 13D.

Item 7. Material to be filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among John V. Lovoi, Belridge Energy Advisors, LP, Asklepios Energy Fund, LP, Navitas Fund, LP, Luxiver, LP, JVL Partners, LP, Panakeia Energy Fund, LP, Hephaestus Energy Fund, LP, TJS Energy Fund, LP, Urja, LP, Children’s Energy Fund, LP and LVPU, LP dated December 3, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2014

/s/ John V. Lovoi
John V. Lovoi

Belridge Energy Advisors, LP
By:	Peninsula - JVL Capital Advisors, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Asklepios Energy Fund, LP
By:	Asklepios Energy GP, LP
Its General Partner
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Navitas Fund, LP
By:	JVL Partners, LP
Its General Partner
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Luxiver, LP
By:	LB Luxiver GP, LP
Its General Partner
By:	LB Luxiver, LLC
Its General Partner
By:	Lobo Baya, LLC
Its Sole Member

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

JVL Partners, LP
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Panakeia Energy Fund, LP
By:	Panakeia Energy Fund GP, LP
Its General Partner
By:	PEF GP, LLC
Its General Partner
By:	JVL Advisors, L.L.C. Its Sole Member

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Hephaestus Energy Fund, LP
By:	Hephaestus Energy Fund GP, LP
Its General Partner
By:	HEF GP, LLC
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Manager

TJS Energy Fund, LP
By:	TJS Energy Fund GP, LP
Its General Partner
By:	JVL Advisors, L.L.C.
Its General Partner

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Urja, LP
By:	Urja GP, LP
Its General Partner
By:	JVL Advisors, L.L.C.
Its Sole Member

	By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

Children’s Energy Fund, LP
Children’s Energy Fund GP, LP
Its General Partner
JVL Advisors, L.L.C.
Its General Partner

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member

LVPU, LP
LVPU GP, LP
Its General Partner
JVL Advisors, L.L.C.
Its Sole Member

By:	/s/ John V. Lovoi
John V. Lovoi, Managing Member